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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

DIRECTV HOLDINGS LLC

	Years ended December 31,
(Dollars in millions)	2006	2007	2008	2009	2010
Earnings:
Income from continuing operations before income taxes	$2,195	$2,250	$2,057	$2,049	$2,802
Fixed charges	289	284	351	386	515
Capitalized interest	(55)	(51)	(18)	(18)	(6)

Total earnings	$2,429	$2,483	$2,390	$2,417	$3,311

Fixed Charges:
Interest expense	$273	$267	$333	$366	$494
Estimated interest portion of rental payments (a)	16	17	18	20	21

Fixed charges	$289	$284	$351	$386	$515

Ratio of earnings to fixed charges	8.40	8.74	6.81	6.26	6.43

(a)
Interest expense was estimated by using one-third of total rental payments.

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  Exhibit 12.1